

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2008

Mr. Andres Gutierrez
President and CEO
La Cortez Energy, Inc.
Calle 67 #7-35
Oficina 409
Bogota, Colombia

> **Re:** **La Cortez Energy, Inc.**
> **Form 8-K, Item 4.01**
> **Filed December 15, 2008**
> **File No. 333-138465**

Dear Mr. Gutierrez:

We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comment.

Form 8-K, Item 4.01, filed December 15, 2008

1. We note the disclosure by your former independent accountants in their letter dated December 15, 2008, indicating that they have not provided any audit services since the audit of your December 31, 2007, financial statements. Describe for us any other services provided by them in the subsequent interim period through the date of dismissal. As part of your response, tell us whether they provided any review services in connection with the financial statements included in the quarterly reports filed by you for the first three quarters of 2008. Refer to the requirements of Regulation S-X, Rule 8-03.

You should respond to this comment on or before five business days from date of this letter.

If you have any questions, please call Sandy Eisen at (202) 551-3864.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant